K&L | GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

September 15, 2010

Via Hand Delivery

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811-21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter, we are filing, pursuant to Section 33 of the Investment Company Act of 1940, the enclosed copies of the following documents:

1. A notice of voluntary dismissal filed with the U.S. District Court for the Northern District of Illinois on September 7, 2010 in the case of Brown v. Calamos et al., case number 10-cv-04422. (A copy of the complaint in this case was previously filed with the Commission on July 23, 2010 pursuant to Section 33 of the Investment Company Act of 1940.)

2. A copy of a putative class action complaint. While the Fund has not yet been served with the complaint, which is captioned Brown v. Calamos et al., case number 10-CH-39590, we understand it was filed in the Circuit Court of Cook County, Illinois on September 13, 2010 and names the Fund and the persons and entities listed in Appendix A as defendants.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

[redacted]

D-1180926 v1

encl.

cc: J. Christopher Jackson, Calamos AdvisorsLLC
Stathy Darcy, Calamos AdvisorsLLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") Named as Defendants in Brown v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos AdvisorsLLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,

Plaintiff,

v.

JOHN P. CALAMOS, SR., et al.,

Defendants.

Civil Action No. 1:10-cv-04422

Honorable Elaine E. Bucklo

NOTICE OF VOLUNTARY DISMISSAL WITHOUT PREJUDICE AS TO DEFENDANTS

Plaintiff Christopher Brown, by and through the undersigned counsel, hereby voluntarily dismisses his claims without prejudice against Defendants pursuant to Rule 41(a)(1)(A)(i) of the Federal Rules of Civil Procedure. Defendants have not served an answer or motion for summary judgment to Plaintiff's complaint.

September 7, 2010

Respectfully submitted:

By: /s/ Carol V. Gilden

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
t: (312) 357-0370
f: (312) 357-0369
Attorney ID: 06185530
cgilden@cohenmilstein.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: (202) 408-4600

f: (202) 408-4699
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
t: (206) 623-1900
f: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
t: (602) 248-0088
f: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com

CERTIFICATE OF SERVICE

I hereby certify that on the 7th day of September, 2010, copies of the foregoing were electronically served on counsel of record in this matter who are registered with the Court's ECF filing system through ECF notification.

/s/ Carol V. Gilden

FILED
2010 SEP 13 PM 1:24
CIRCUIT COURT OF COOK COUNTY, ILLINOIS
CHANCERY DIV.
DOROTHY BROWN CLERK

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

--x

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated,

Plaintiff,

-against-

JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly-held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100,

Defendants.

--x

10CH39590

CLASS ACTION COMPLAINT

JURY DEMAND

TABLE OF CONTENTS

Plaintiff, Christopher Brown ("Plaintiff"), by and through his attorneys, alleges on personal knowledge as to all facts related to himself and on information and belief as to all other matters, as follows:

I. INTRODUCTION

1. Plaintiff Christopher Brown brings this class action lawsuit on behalf of himself and all other individuals who were the beneficial owners of common shares of the Calamos Convertible Opportunities and Income Fund (the "Fund") at any time from March 19, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Delaware statutory trust on April 17, 2002. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued auction market preferred shares ("AMPS"). The AMPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the AMPS provided the Fund with long-term financing at short-term interest rates, *see* Prospectus, Calamos Convertible Opportunities and Income Fund, filed with the SEC on November 12, 2003, at 25 (hereinafter "2003 Prospectus"). The auction mechanism provided liquidity to the holders of AMPS, as they were able to sell their AMPS at auction, although there was expressly no obligation to provide liquidity, *id.* at cover page, 24-25. The AMPS also provided flexibility to the Fund as AMPS were subject to lower coverage ratios than debt, and had other favorable terms. As equity securities, the AMPS had no maturity and did not ever have to be repaid.

3. During 2008, the Individual Defendants caused the Fund to partially redeem the AMPS and replace it with less favorable debt financing. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates, not the interests of the common shareholders, and they thereby breached the fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

4. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security

II. PARTIES

A. Plaintiff

5. **Plaintiff Christopher Brown** is a resident of the State of North Carolina. Plaintiff has owned common shares in the Fund since March 21, 2006.

B. Defendants

6. **Individual Defendant Trustees of the Calamos Convertible Opportunities and Income Fund ("Individual Defendants").** The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include:

(a) **Defendants John P. Calamos, Sr.,** Trustee of the Fund,

(b) **Weston W. Marsh,** Trustee of the Fund,

(c) **Joe F. Hanauer,** former Trustee of the Fund,

(d) **John E. Neal,** Trustee of the Fund,

(e) **William R. Rybak,** Trustee of the Fund,

(f) **Stephen B. Timbers,** Trustee of the Fund,

(g) **David D. Tripple,** Trustee of the Fund, **and**

(h) **John and Jane Doe Defendants 1–100**, individuals who aided and abetted the named Defendants in undertaking the violations alleged herein, the identities of whom are unknown to Plaintiff at this time.

C. Other Defendants ("Calamos Defendants").

(i) **Defendant Calamos Advisors, LLC**, an investment advisor and Delaware limited liability company

(j) **Defendant Calamos Asset Management, Inc.**, a Delaware corporation and publicly-held holding company,

(k) **Defendant Calamos Convertible Opportunities and Income Fund**, a Delaware statutory trust.

III. JURISDICTION AND VENUE

7. Jurisdiction is proper in this Court because several of the Defendants are based in Illinois and, within the relevant time period, transacted substantial business within Cook County, Illinois. Under 735 ILCS 5/2-101, 735 ILCS 5/2-102(a), and 815 ILCS 505/10a(b), venue is properly laid in this Court, as Defendants conduct substantial business within Cook County, Illinois.

8. Federal jurisdiction over this action does not exist. This case does not present any questions of federal law and jurisdiction does not exist under the Class Action Fairness Act

because the claims concern covered securities. Nor does diversity jurisdiction exist, because there is not complete diversity between all Plaintiffs and all Defendants.

IV. FACTS

A. The Calamos Convertible Opportunities Fund

9. The Fund is an investment company subject to the Investment Company Act of 1940, as amended (the "ICA").

10. Pursuant to its reports filed with the Securities and Exchange Commission (the "SEC"), the Fund's primary investment objective is to provide total return through a combination of capital appreciation and current income.

11. The Fund issued seven series of AMPS, designated by letters and numbers. Each is intended to be auctioned periodically, and the terms governing each contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula. In accordance with the ICA, the holders of the 15,360 AMPS shares outstanding were entitled to vote for two of the seven directors of the Fund, and the holders of the common shares were entitled to vote for the remaining five directors of the Fund.

12. The AMPS issued by the Fund represented quite favorable financing for the Fund's common shareholders for several reasons described in more detail below, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the AMPS were minimal; and the AMPS represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain.

(a) The interest rate and other costs were very favorable. While auctions cleared, the rates were set weekly by the open market (subject to a maximum rate determined by a formula, which rate is referred to herein as the "Defined Rate"), at rates that tended to be only slightly above money-market yields. In the event of failed auctions, the interest was set at the Defined Rate. With respect to the AMPS, after the auction failures in 2008 described below, the formula for the Defined Rate produced a result that was actually lower than market rates that had prevailed over periods before the auction failures. The Fund stated in its June 2008 semiannual report, "[o]verall, common shareholders benefitted [sic] from the Fund's use of [AMPS]....[W]hile the auction failures caused the rates of [AMPS] to rise above short-term benchmarks, the cost of leverage actually came down during the reporting period significantly (in the neighborhood of 200 to 300 basis points)." Form N-CSR, Calamos Convertible Opportunities and Income Fund, for the period ended April 30, 2008, filed with the Securities and Exchange Commission on June 26, 2008, at 8 (hereinafter "N-CSR [date of SEC filing]").

(b) The financing was perpetual. The term of the AMPS financing was very favorable to the Fund in that it was perpetual. AMPS need not ever be repaid. For a homeowner, a comparable arrangement would mean that the principal component of his or her mortgage payment would simply never come due. This was particularly significant in the challenging financial markets of 2008, the time the auctions failed. The Fund itself described this period as a "credit crunch" or a "global credit crisis". "Credit spreads," it reported, "widened to levels not seen in years." N-CSR, June 26, 2008, at 1, 3. To have perpetually good financing in such a climate was of extraordinary value to the common shareholders.

(c) The constraints on the Fund from the AMPS were minimal. The Fund did not have to offer any collateral, and it only had to have $2 in gross assets for every $1 in AMPS outstanding.

13. As described in materials filed with the Securities and Exchange Commission ("SEC") or otherwise published to the investing public, a key piece of the return to the Fund's common shareholders was financial leverage. *See, e.g.*, N-CSR, June 26, 2008 at 34 (advertising as a "Potential Advantage of Closed-End Fund Investing" the "Ability to Put Leverage to Work"). Financial leverage is the difference between the low rates paid by the Fund on its AMPS and the returns it would realize on its portfolio investments. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders. The Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because, as described above, the term of the AMPS was perpetual.

B. The Calamos Closed-End Fund Business Model

14. Defendant Calamos Advisors, LLC ("CAL"), an affiliate of Defendant Calamos Asset Management Corporation ("CLMS"), has been the Fund's investment advisor at all relevant times. CAL, CLMS, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "Calamos Sponsorship Group." The Calamos Sponsorship Group sponsored a number of closed-end investment companies ("closed-end funds") similar to the Fund, five of which also issued auction rate securities that were similar to the AMPS issued by the Fund. The term "Auction Rate Securities" ("ARS") generally refers to either municipal or corporate debt securities with a long-term maturity or preferred stocks that return a yield at rates set at periodic auctions. With a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities.

15. By sponsoring closed-end funds that issued ARS, the Calamos Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue through various management fees and other items of compensation. To distribute the funds, the Calamos Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

16. In addition to serving as Trustees of the Fund, the individually-named Defendants (the "Individual Defendants") served in similar capacities on behalf of a large number of the other funds (the "Sister Calamos Funds") sponsored by the Calamos Sponsorship Group. The following table summarizes the number of Calamos sponsored funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate aggregate annual compensation received by each Individual Defendant from those funds, based on the information filed with the SEC:

Defendant	Number of Calamos Funds	Most Recent Aggregate Annual Compensation From Management of the Funds
Weston W. Marsh	20	$140,000
Joe F. Hanauer*	20	$143,000*
John E. Neal	20	$160,000
William R. Rybak	20	$138,000
Stephen B. Timbers	20	$186,000
David D. Tripple	20	$150,000
John P. Calamos, Sr.**	20	$**

*Defendant Joe F. Hanauer stepped down as a Trustee on December 31, 2009. The numbers for Defendant Joe F. Hanauer reflect his last full fiscal year as a Trustee (the fiscal year ending Oct. 31, 2008).

** Defendant John P. Calamos, Sr. is an employee of the Calamos Sponsorship Group and is not separately compensated for his board service.

17. The Fund's common shareholders are a unique constituency of equity holders, which own through the Fund a unique portfolio of investments. The Fund and its common shareholders did not have an economic interest in any of the other members of the Calamos Sponsorship Group, nor did they benefit from the ability of the Calamos Sponsorship Group to continue to sponsor new closed-end funds.

18. The Calamos Sponsorship Group, on the other hand, had a critical stake in its ability to continue to sponsor new funds, as this was the lifeblood to grow its business. The Individual Defendants shared that stake because each new fund sponsored by Calamos provided the opportunity for another remunerative board seat and management fees for CAL and CLMS.

19. On information and belief, the Individual Defendants and the Calamos Sponsorship Group adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate closed-end funds, including the Fund. While this approach enabled the Defendants to collect fees from a number of funds (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders. The Calamos Sponsorship Group's management approach also created an incentive for the Fund's directors to advance their own and the Group's interests even if those interests were in conflict with the interests of the Fund's common stockholders.

C. The Collapse of the Auction Rate Securities Market

20. In addition to the closed-end funds sponsored by the Calamos Sponsorship Group, many other entities issued ARS. By early 2008, over $50 billion in ARS issued by closed end funds were outstanding. ARS typically had a very long maturity or, as in the case of the AMPS issued by the Fund, no maturity date and typically gave the holders no redemption right. However, the regular auctions, as long as they functioned, gave the holders a way to liquidate their investment. Many broker dealers counseled their clients to rely on the auctions and use the ARS as a vehicle for short term investing.

21. Auctions were typically held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible, however, that an auction would fail, if there were insufficient buyers to buy the ARS from the sellers. The offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions fail.

22. Since February 13, 2008, auctions have consistently failed. These failures effectively rendered auction rate securities, including the AMPS issued by the Fund, illiquid. The auctions continued to fail throughout 2008-09, and to date liquidity has not returned to the auction rate securities marketplace.

23. This illiquidity has caused many holders of ARS, including many holders of the AMPS issued by the Fund, to become dissatisfied with their investment. Many ARS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARS. Many ARS holders sought to hold the investment banks and brokers responsible for the illiquidity of the investment. Ultimately, many of these investment banks and brokers were required to purchase ARS from their clients in settlements concluded with government agencies. These settlements imposed significant liabilities on the

investment banks and brokers, and the threatened and actual proceedings imposed a risk of significant liabilities on the brokers and investment banks, both of which would have been much higher if the Fund did not redeem the securities from the AMPS holders. On information and belief, the Calamos Sponsorship Group believed that the investment banks would not desire to acquire the securities.

24. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem AMPS, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the AMPS. Indeed, the Fund issued the AMPS under a prospectus disclosing as two of the risks for AMPS holders: "If an auction fails you may not be able to sell some or all of your shares," and "The AMPS are not redeemable by the holders of AMPS," 2003 Prospectus, at cover page and 9. Moreover, the terms of the AMPS contemplated that auctions might fail, and they provided a mechanism for setting dividend rates in that situation. Under the terms of the AMPS, the interest rate would be determined by a formula, and, in all other respects, the AMPS would continue to be governed by the same terms as those that applied from the date of issuance.

D. The Defendants' Misconduct

25. The favorable characteristics of the AMPS described in Paragraph 16 above continued to benefit the Fund after the failure of the auctions, and the failure of the auctions did not trigger any redemption obligation on the Fund or otherwise create a valid business reason for the Fund to redeem the AMPS. Nonetheless, the Defendants caused the Fund to redeem approximately 72.9% of all outstanding AMPS (approximately $280 million) between June 2, 2008, and June 26, 2008, at their issue price of $25,000 per share, and to replace the AMPS with

new financing that was less advantageous for the common shareholders. The result of the redemption was that the remaining 4160 shares of AMPS had the right to vote for two of the Fund's seven directors, effectively increasing by more than 3 times the voting power of each preferred share compared to the common shares. Then, between August 13, 2009 and August 24, 2009, the Defendants caused the Fund to redeem all then-outstanding AMPS, again at their issue price of $25,000 per share, and again to replace the redeemed AMPS with financing that was less advantageous for the common shareholders.

26. The Calamos Defendants announced efforts in the spring of 2008 to bring liquidity to the AMPS holders in spite of their recognition of the benefits of the AMPS to the holders of the common stock. On May 6, 2008, the Calamos Defendants held a conference call to describe their efforts. By May 19, 2009, the Calamos Defendants were able to announce that Calamos Defendants had obtained board approval to redeem all ARS issued by closed-end fund in the Calamos Defendants' family of funds.

27. On information and belief, the Defendants caused the redemption of the AMPS not to further the interests of the Fund or of the holders of its common stock; they did so to provide liquidity to the holders of the AMPS and likely as an attempt to placate their investment banks and brokers (who would thereby be protected from further liability for the illiquidity of the AMPS and from the risk that they would be required to buy the redeemed AMPS from the holders), so as to further the business objectives of the Calamos Sponsorship Group by responding to the pressures they experienced as a result of the failure of the auction rate securities auctions. Specifically, the same investment banks and brokers who marketed the ARS and AMPS were a key part of the business model of the Calamos Sponsorship Group: the Calamos Sponsorship Group earns fees by sponsoring new funds and the investment banks and

brokers market the common shares of those funds. Consequently, the Calamos Sponsorship Group relies heavily on good relationships with the investment banks and brokers to enable them to market new funds and earn fees for the management of those funds. Indeed, the CAM report on Form 10-K for 2009 lists as a risk factor:

> [A] majority of our assets under management were attributable to accounts that we accessed through third-party intermediaries. These intermediaries generally may terminate their relationships with us on short notice.

Widespread dissatisfaction on the part of brokers and investment banks threatened the viability of this on-going business. Simply put, the bailout of the holders of the AMPS and the responsible brokers and investment banks conflicted with the interests of the Fund and the holders of its common stock. After the redemptions, CAM was able to maintain its good relationships: its Summary Annual Report to shareholders proudly reports: "In this dramatically changed market environment, we have been able to retain and, in many cases, grow our shelf space at key partner firms."

28. The redemptions by the Fund of the AMPS damaged the holders of the Fund's common stock by denying them the financial benefits associated with the AMPS, diluting the economic value and for some periods the voting power of the common shareholders. The redemptions benefited the holders of the AMPS, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

29. The Defendants caused the Fund to redeem the AMPS at prices that exceeded their market value. Specifically, the Fund later represented to the SEC that the AMPS was then trading on the secondary market at a significant discount to its issue price of $25,000, *see In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 4 Amending and

Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act (hereinafter the "Fourth Amended Application") at 8 n.1, but the Individual Defendants nevertheless caused the Fund to pay the full issue price for the shares that it redeemed. The redemption was consequently dilutive to the common shareholders.

30. To raise cash for the partial redemptions of AMPS, the Individual Defendants caused the Fund, through its officers employed by the Calamos Defendants, to arrange new debt financing (the "First Replacement Borrowing"), announced by the Calamos Defendants on May 19, 2008. The First Replacement Borrowing was so disadvantageous that it was replaced the next year from three sources: issuance of additional common stock, diversion of cash generated by the Fund's investments to pay down debt rather than make distributions to common shareholders, and yet another debt facility (the "Second Replacement Borrowing"; together with the First Replacement Borrowing, the "Replacement Borrowing").

31. Both the First Replacement Borrowing and the Second Replacement Borrowing are disadvantageous compared with the AMPS, for a number of reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater, as detailed below.

(a) <u>The effective costs of the Replacement Borrowing are higher.</u> On information and belief, the effective cost of the Replacement Borrowing with all its terms, conditions, and fees will generally be higher than the Defined Rate on the AMPS. For instance, over the year leading up to October 31, 2009, and again over the six months leading up to April 30, 2010, on information and belief the Fund paid over nine times as much for the Replacement Borrowing in interest and fees and "deferred debt structuring fees" as it would have paid for the AMPS over the same period at the Defined Rate.[1] N-CSR, June 26, 2008, at 26 n.7. For the year ending October 31, 2009 alone the Fund paid interest and fees on the Replacement Borrowing that totaled approximately $8,532,646 on an average outstanding balance of $113 million, which equates to a fully loaded annualized rate of more than 7.5%. For the same period, the weighted average annualized dividend rate for the AMPS, applying the Defined Rate, was approximately 0.5%, and annual fees, on information and belief, were 0.27% or less for a total cost less than 0.8%. The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund.

The term is finite. While the AMPS have a perpetual term, the term of the Replacement Borrowing was one year. The short-term maturity puts the Fund at enormous refinancing risk, as it was completely dependent on interest rate conditions and its ability to qualify for and obtain financing. A comparable provision in a home mortgage would require the homeowner to pay the full principal amount outstanding in one year. The AMPS, on the other hand, had a perpetual term, so the Fund had no refinancing risk prior to the replacement of AMPS with the Replacement Borrowing. The Defendants were well aware of the advantage of the AMPS. The Fund itself stated "[T]he perpetual nature of the [AMPS] makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or

[1] Plaintiff has estimated the cost of AMPS over this period by applying the Defined Rate and adding the 0.27% to reflect costs of maintaining auctions and rating agency fees, the values of fees given by the Fund in the last full year of successful auctions. Many auction agents have cut fees significantly since auctions began to fail. The Defined Rate is 150% of the "AA" Financial Commercial Paper Rate for comparable terms. Amended and Restated Statement of Preferences of AMPS, attached as Appendix A to 2003 Prospectus at A-3, A-18, A-27.

before a stated maturity date." Fourth Amended Application at 34 n.21. Moreover, the Defendants recognized "these sophisticated lenders [of the Replacement Financing could] choose not to renew the loans and to recall their principal with any accrued interest . . . [B]orrowings, unlike senior securities that are stock, typically must be repaid on a specific date in the future, which may present certain risks to common shareholders." *Id.* at 32-33. And, in fact, the short maturity of the First Replacement Financing forced the Fund to refinance its debt in a year that the Fund described as one in which "the cost of borrowing...dramatically increased." N-CSR, December 29, 2008, at 3.

(c) The constraints are significantly greater. The additional constraints associated with borrowing increase the effective cost of the borrowing above the stated interest rate. *See, e.g.*, 2003 Prospectus, at 22 ("[T]hese requirements will increase the cost of borrowing over the stated interest rate.") At least two significant additional constraints arose with the Replacement Financing.

1. *Collateral.* First, the Fund was not required to pledge its assets as collateral for the AMPS. In contrast, for the Replacement Borrowing, the Fund was required to pledge its assets as collateral, which limits the Fund's ability to control its investments. Moreover, the lender is permitted to borrow the collateral and relend it to third parties, putting the Fund at risk of default by those third parties.
2. *Coverage requirements.* The ICA imposes coverage ratios for various forms of leverage. That is, for every dollar in leverage, the Fund is required to have x dollars of assets to meet the coverage ratio. Briefly, if the Fund fails to meet the required coverage ratio, under the ICA, it will be unable to pay dividends to the common shareholders, which, the Fund acknowledges, is the expectation of

common shareholders and is critical to maintenance of the Fund's tax status. Fourth Amended Application at 26 n.16.

The coverage ratios imposed by the ICA vary for different kinds of leverage. Because the AMPS constituted the Fund's equity (not debt), under the ICA the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total AMPS, of 2:1. Because the Replacement Borrowing was debt (not equity), under the ICA, the coverage ratio for each dollar borrowed, *i.e.*, total assets to total Replacement Borrowing, was 3:1.[2] N-CSR, December 29, 2008, at 7.

After redeeming 72.9% of the AMPS, which increased the coverage requirement, the Individual Defendants caused the Fund to seek special relief from the requirements of the ICA applicable to debt, see *In re Calamos Convertible Opportunities and Income Fund et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on July 24, 2008 (hereinafter "Calamos Application"), and pursued the application through four separate amendments dated October 14, 2008, December 18, 2008, January 12, 2009, and January 14, 2009. The Securities and Exchange Commission ("SEC") granted the relief for debt used to retire then-outstanding AMPS, with the relief to expire on October 31, 2010. *See In re Calamos*

---

[2] In the first amendment to its Exemption Application, the Fund suggested that the statutory coverage ratio might not apply to its debt. *In re Calamos Convertible Opportunities and Income Fund et al.*, Amendment No. 1 Amending and Restating the Application for an Order Pursuant to Section 6(c) of the Investment Company Act, filed with the SEC on October 14, 2008, at 24-25 n.14 (hereinafter "First Amended Application"). However, it gave the statutory coverage ratio as its reason for not redeeming more of the AMPS. Form N-CSR, December 29, 2008, at 7. It also represented that its debt agreements include a relaxation of contractual coverage requirements contingent upon the grant of relief requested. Fourth Amended Application at 14.

Convertible Opportunities and Income Fund et al., Order Under Section 6(c) of the Investment Company Act of 1940 Granting An Exemption From Sections 18(a)(1)(A) and (B) of the Act, Investment Company Act Release No. 28615 (issued February 10, 2009), at 1. Consequently, $104 million of the Second Replacement Refinancing (and any subsequent refinancing of that debt) would benefit from this relaxed coverage requirement. The Fund paid down $60 million of this debt, leaving only a small fraction subject to the relaxed coverage requirement for the short period of relief remaining.

For any further borrowing, and, after October 31, 2010, for the borrowing already in place, the coverage ratio will require 50% more assets than would have been required to raise money with the same amount of AMPS. The AMPS, according to the Fund, once retired, cannot likely be replaced, see First Amended Application at 6, 7. The Fund views leverage as beneficial to the common shareholders, see N-CSR, December 30, 2009, at 4, and N-CSR, June 24, 2010, at 2. Indeed, as described in Paragraph 17, the ability to earn positive returns on leverage is one of the key elements of an investment in the common stock of the Fund. Yet the Defendants have unnecessarily constrained their ability to use leverage for the indefinite future and have acknowledged that the replacement of equity with debt may force deleveraging, Fourth Amended Application at 25-26.

32. The holders of the AMPS benefited significantly from the redemptions, as they had their shares largely redeemed despite the clear terms of their investments, so their investments were no longer illiquid. However, redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, inter alia, the reasons

described in Paragraphs 25 -- 34 above, including especially the diversion of proceeds of investments that would have flowed to the common shareholders to pay down the new debt instead. As a result of the Defendants' conduct, the AMPS shareholders have benefited by having their shares partially redeemed at the expense of the common shareholders to the Fund.

33. The Individual Defendants caused the Fund to take the actions that harmed the common shareholders, acting on the advice and analysis provided by the Calamos Defendants. CAM reported to its shareholders at the end of 2009 on its role in the actions that harmed holders of the Fund's common stock by claiming credit for redeeming the ARS of each of the Sister Calamos Funds, including the Fund.

34. The harms suffered by the common shareholders as the result of Individual Defendants' breaches of their duties owed to the common shareholders include:

(a) The dividends paid by the Fund to the common shareholders have been reduced because funds that would otherwise have been available to pay such dividend have been diverted to pay the increased costs associated with the Replacement Borrowing and/or to fund the redemption of AMPS;

(b) The dividends paid by the Fund to the common shareholders have further been reduced because in connection with the unnecessary redemption of AMPS, the Fund's overall leverage has been reduced, thereby producing less cash flow available to pay common stock dividends;

(c) The potential future cash flows to the holders of common stock, whether in the form of dividends or other distributions will be reduced as a result of Individual Defendants' breaches, for the following reasons:

i. Funds that would otherwise be available for distribution to common shareholders will be diverted to pay the increased costs associated with the Replacement Borrowing;

ii. Because of the reduction in the Fund's overall leverage described in the foregoing subparagraph (b), cash flow that would otherwise be available for distribution to common shareholders will be reduced;

iii. The potential future cash flows to be realized by holders of common stock, whether from dividends or other distributions has been exposed to significantly greater risk as the result of the replacement of AMPS with the Replacement Borrowing and the resulting heightened risk of forced deleveraging at fire sale prices, particularly after the expiration of the regulatory relief on October 31, 2010;

(d) The loss of the leverage provided by the AMPS has materially altered the business model of the Fund, and significantly reduced the potential cash flow available for distribution to the common shareholders and has thereby defeated a significant feature of the investment rationale for the common shareholders, namely that such leverage would be available to provide cash flow for distribution to the common shareholders;

(e) The value of the Fund's common shares is lower than it would have been if the AMPS had not been redeemed.

V. CLASS ACTION ALLEGATIONS

35. This action is being brought and may properly be maintained as a class action under 735 ILCS 5/2-801 of the Illinois Rules of Civil Procedure on behalf of the following Class:

all persons and entities that were the beneficial owners of common shares of the Fund at any time from March 19, 2008 through the present (the "Class Period").

36. Under 735 ILCS 5/2-801(1), the Class is so numerous that joinder of all Class members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred (500) unrelated and geographically dispersed members of the proposed class.

37. Because Plaintiff's and the Class members' claims all derive from a common nucleus of operative fact, Plaintiff asserts claims that are typical of the claims of the entire Class. Specifically, Plaintiff's claims are not antagonistic to or in conflict with the Class as a whole. Plaintiff and the members of the Class also suffered damages in the same or similar ways as a result of the same common course of misconduct. In addition, Plaintiff and members of the Class are relying on the same legal theories and causes of action.

38. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. 735 ILCS 5/2-801(2). The common questions include, *inter alia*, the following:

a. Whether the Individual Defendants caused the replacement of leveraging beneficial to the common shareholders in violation of their fiduciary duties to the common shareholders;

b. whether the Individual Defendant breached their fiduciary duties;

c. whether the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

d. whether the Calamos Defendants were unjustly enriched; and

e. whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

39. Plaintiff will fairly and adequately represent and protect the interests of the Class, because the interests of Plaintiff are coincident to, and not antagonistic to, those of the other members of the Class. Furthermore, Plaintiff has retained competent counsel experienced in securities and other class action litigation. 735 ILCS 5/2-801(3).

40. A class action is an appropriate method for the fair and efficient adjudication of this controversy. 735 ILCS 5/2-801(4). No unusual difficulties are likely to be encountered in the management of this class action. Further, since the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation makes it impossible for members of the Class to individually seek redress for the wrongful conduct alleged.

VI. CAUSES OF ACTION

Count I – Breach of Fiduciary Duty (Individual Defendants)

41. Plaintiff incorporates herein the allegations set forth above.

42. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include: (a) the duty not to unfairly favor the interest of one class of shareholders over another; (b) the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders; and (c) the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements to the SEC and the public.

43. In contravention of these duties, the Individual Defendants unfairly favored the preferred AMPS shareholders over the common shareholders by enabling the former to redeem their shares at their share of net asset value, at the expense of the common shareholders.

44. Also in contravention of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the AMPS shareholders were not harmed but benefited while Plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

45. Also in contravention of these duties, the Individual Defendants chose to cause the Fund to partially redeem the AMPS and replace it with unfavorable debt financing, thus eliminating one of the major benefits of the investment.

46. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

47. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

Count II – Aiding and Abetting a Breach of Fiduciary Duty (The Calamos Defendants)

48. Plaintiff incorporates herein the allegations set forth above.

49. At all times alleged herein, the Calamos Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual

Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

50. The Calamos Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

51. In particular, the Calamos Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

52. As a direct and proximate result of the Calamos Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

53. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

Count III – Unjust Enrichment (The Calamos Defendants)

54. Plaintiff incorporates herein the allegations set forth above.

55. Plaintiff and the Class assert a claim for unjust enrichment against the Calamos Defendants under the common law of Delaware.

56. By means of the wrongful conduct alleged herein, the Calamos Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

57. The Calamos Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Calamos

Defendants has come in the form of fees and other revenues received by them from the Fund and from other Calamos Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. For example, the Calamos Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

58. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the elimination of the benefits to the Plaintiff and the Class of an investment as common shareholders in the Fund.

59. Under the common law doctrine of unjust enrichment, it is inequitable for the Calamos Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

60. The financial benefits derived by the Calamos Defendants rightfully belong to Plaintiff and the Class members. The Calamos Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Calamos Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

61. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Calamos Defendants to disgorge its ill-gotten Gains as alleged herein.

VII. PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Calamos Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Calamos Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Calamos Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Calamos Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

Dated: September 13, 2010

Respectfully submitted:

By: [signature]

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
t: (312) 357-0370
f: (312) 357-0369
Firm ID 43503
cgilden@cohenmilstein.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: 202.408.4600
f: 202.408.4699
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
t: (206) 623-1900
f: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
t: (602) 248-0088
f: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com

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Office of the Secretary
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US Securities & Exchange
Commission
SEP 15 2010
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